Exhibit 99.1
                                                        For Release at 5:00 p.m.
                                                       Friday, November 26, 1999


                                 PRESS RELEASE



                                HOLLINGER INC.

                     HOLLINGER 1999 THIRD QUARTER RESULTS


          TORONTO, November 26, 1999 -- Hollinger Inc., (TSE, ME, VSE:HLG.C; Nasdaq:HLGCF) today announced its consolidated financial results for the nine months ended September 30, 1999 with comparison to the nine months ended September 30, 1998.


                                                                                               Per Retractable Common Share
                       Three Months Ended          Nine Months Ended         Three Months Ended           Nine Months Ended
                         September 30                September 30              September 30                 September 30

                       1999          1998          1999         1998         1999          1998           1999         1998
                       ----          ----          ----         ----         ----          ----           ----         ----
                                 (Millions of Cdn. Dollars)                                 (Cdn. Dollars)
Total revenue          757.3         798.1        2,393.2     2,432.3         n/a          n/a            n/a           n/a
EBITDA                  95.0         138.1          394.4       485.7         n/a          n/a            n/a           n/a
Net earnings (loss)     (3.9)        (23.3)         152.2        59.5         $(0.11)      $(0.71)        $4.45         $1.78





                                                           HOLLINGER INC.
                                                 CONSOLIDATED STATEMENT OF EARNINGS
                                                              ($000's)

                                                    Three Months Ended September 30       Nine Months Ended September 30
                                                     1999                   1998                1999             1998
                                                     ----                   ----                ----             ----
Revenue
      Sales                                         $   754,443        $   793,216        $   2,377,435    $  2,419,519
      Investment and other income                         2,850              4,869               15,786          12,790
                                                    -----------        -----------         ------------     -----------
                                                        757,293            798,085            2,393,221       2,432,309
                                                    -----------        -----------         ------------     -----------
Expenses
      Cost of sales and expenses                    $   659,465        $   655,071        $   1,983,066    $  1,933,812
      Depreciation and amortization                      56,758             54,918              172,006         154,131
      Interest expense                                   59,465             62,635              184,350         174,914
                                                     ----------         ----------         ------------     -----------
                                                        775,688            772,624            2,339,422       2,262,857

Net earnings (loss) in equity accounted companies           152                (75)               1,057            (793)

Net foreign currency (losses)/gains                        (888)              (520)               2,984           1,366
                                                     -----------         ----------        ------------     -----------

Earnings/(loss) before the undernoted                   (19,131)            24,866               57,840         170,025
      Unusual items                                      27,105            115,981              474,601         409,204
      Income taxes                                       (7,285)           (95,740)            (214,549)       (289,356)
      Minority interest                                  (4,586)           (68,381)            (165,714)       (230,364)
                                                      ----------        -----------        --------------   -------------
Net earnings/(loss)                                  $   (3,897)       $   (23,274)       $     152,178    $     59,509
                                                      ----------        -----------        --------------   -------------




Third Quarter Results

A net loss in the third quarter of 1999 amounted to $3.9 million or a loss of $0.11 per share compared with a loss of $23.3 million or $0.71 per share in 1998. Net earnings for the nine months ended September 30, 1999 amounted to $152.2 million or $4.45 per share compared with $59.5 million or $1.78 per share in 1998. Excluding the effect of unusual items, a net loss of $21.1 million or a loss of $0.57 cents per share was incurred in the third quarter of 1999 compared with net earnings of $11.3 million or $0.34 cents per share for 1998.

The results for the third quarter compared to last year have been affected by a few significant matters.

     The start up in October 1998 of the National Post has resulted in an EBITDA loss from the National Post for the third quarter of $20.9 million. This loss is greater than initially expected because circulation has been higher than anticipated without, yet, delivering the inevitable advertising revenue. The release in October of Canadian readership and circulation statistics by the independent research company, Newspaper Audience Databank Inc. (NADbank) confirmed the high circulation and market share of the National Post in its first full year of operation. Promotional spending at the National Post was increased in the third quarter to take advantage in the fourth quarter of the release of this independent circulation data. The fourth quarter is traditionally a strong quarter for newspapers.

     Approximately 45 United States Community group newspapers which contributed $16.2 million to EBITDA in the third quarter of 1998 were sold in February 1999.

     Increased Internet activity in the area of internet site development and operation has resulted in lower EBITDA by $4.0 million in the third quarter of 1999 compared with $2.0 million in 1998.

     With the acquisition of the remainder of Southam Inc. in February 1999, all of the earnings of Southam Inc. are now attributable to the Company compared with the third quarter of 1998, when a substantial minority still existed.

Unusual items in the third quarter of 1999 consisted primarily of a gain on sale of community newspapers by Hollinger International and an accounting gain on the issue of limited partnership units. Unusual items in the third quarter of 1998 consisted principally of the gains at Southam on the sale of the Kitchener and Hamilton papers, gains on the sale of the Guelph and Cambridge papers, an accounting loss on the dilution of the investment in Southam and a provision against the cost of an investment. Virtually all of these 1998 third quarter unusual items net of taxes related to the minority shareholders in Southam since the book values of Hollinger's share of the assets sold were adjusted to market value when the Southam shares were purchased. As a result, the effect of unusual items on third quarter 1998 net income was largely eliminated by the related minority interest charge.

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. Through its Hollinger Digital subsidiary, it operates Canada.com national portal site, a variety of other specialized sites and has taken investment positions in various Internet-based companies.

More detailed information about the operations of Hollinger International Inc. and its subsidiaries may be found in the press release dated October 29, 1999.




For more information, please call:


J.A. Boultbee
Executive Vice-President
   and CFO
Hollinger Inc.

(416) 363-8721